UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                                (Amendment No. )

                               Edison Schools Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                        281033100 (Class A Common Stock)
                       None issued (Class B Common Stock)
             -------------------------------------------------------
                                 (CUSIP Number)

                                November 17, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 2 of 14 Pages
CUSIP NO. [None Issued.] (CLASS B COMMON STOCK)


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


            J.W. CHILDS INVESTMENTS, L.L.C.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|

3           SEC USE ONLY



4           CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE

                          5         SOLE VOTING POWER
       NUMBER OF
         SHARES                     Class A Common Stock:  3,244,818 shares1
      BENEFICIALLY
        OWNED BY
          EACH                      Class B Common Stock:  324,484 shares2
       REPORTING
         PERSON
          WITH

                          6         SHARED VOTING POWER


                                    0

                          7         SOLE DISPOSITIVE POWER


                                    Class A Common Stock: 3,244,818 shares
                                    Class B Common Stock: 324,484 shares

                          8         SHARED DISPOSITIVE POWER


                                    0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            Class A Common Stock:  3,244,818 shares
            Class B Common Stock:  324,484 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               |_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            Class A Common Stock:  8.3%
            Class B Common Stock:  9.2%

12          TYPE OF REPORTING PERSON (See Instructions)


            OO (limited liability company)

-----------------------
         1 The number of shares of Class A Common Stock indicated throughout this report includes 324,484 shares of Class B Common Stock of Edison Schools Inc. that are convertible at any time at the option of the holder, into an equal number of shares of Class A Common Stock.

         2 All of the shares of Class B Common Stock indicated throughout this report are also included in the number of shares of Class A Common Stock indicated throughout this report. See footnote 1.

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 3 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


            J.W. CHILDS EQUITY PARTNERS, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|

3           SEC USE ONLY




4           CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE

                          5         SOLE VOTING POWER
       NUMBER OF
         SHARES                     Class A Common Stock:  3,244,818 shares
      BENEFICIALLY
        OWNED BY
          EACH                      Class B Common Stock:  324,484 shares
       REPORTING
         PERSON
          WITH

                          6         SHARED VOTING POWER


                                    0

                          7         SOLE DISPOSITIVE POWER


                                    Class A Common Stock: 3,244,818 shares
                                    Class B Common Stock: 324,484 shares

                          8         SHARED DISPOSITIVE POWER


                                    0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            Class A Common Stock:  3,244,818 shares
            Class B Common Stock:  324,484 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               |_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            Class A Common Stock:  8.3%
            Class B Common Stock:  9.2%

12          TYPE OF REPORTING PERSON (See Instructions)


            PN

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 4 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)



1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


            J.W. CHILDS ADVISORS, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|

3           SEC USE ONLY




4           CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE

                          5         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  Class A Common Stock:  3,244,818 shares
        OWNED BY
          EACH
       REPORTING                    Class B Common Stock:  324,484 shares
         PERSON
          WITH

                          6         SHARED VOTING POWER


                                    0

                          7         SOLE DISPOSITIVE POWER


                                    Class A Common Stock: 3,244,818 shares
                                    Class B Common Stock: 324,484 shares

                          8         SHARED DISPOSITIVE POWER


                                    0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            Class A Common Stock:  3,244,818 shares
            Class B Common Stock:  324,484 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               |_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            Class A Common Stock:  8.3%
            Class B Common Stock:  9.2%

12          TYPE OF REPORTING PERSON (See Instructions)


            PN

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 5 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)



1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


            J.W. CHILDS ASSOCIATES, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|

3           SEC USE ONLY




4           CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE

                          5         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  Class A Common Stock:  3,244,818 shares
        OWNED BY
          EACH
       REPORTING                    Class B Common Stock:  324,484 shares
         PERSON
          WITH

                          6         SHARED VOTING POWER


                                    0

                          7         SOLE DISPOSITIVE POWER


                                    Class A Common Stock: 3,244,818 shares


                                    Class B Common Stock: 324,484 shares

                          8         SHARED DISPOSITIVE POWER


                                    0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            Class A Common Stock:  3,244,818 shares


            Class B Common Stock:  324,484 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               |_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            Class A Common Stock:  8.3%
            Class B Common Stock:  9.2%

12          TYPE OF REPORTING PERSON (See Instructions)


            PN

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 6 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)



1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


            J.W. CHILDS ASSOCIATES, INC.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|

3           SEC USE ONLY




4           CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE

                          5         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  Class A Common Stock:  3,244,818 shares
        OWNED BY
          EACH
       REPORTING                    Class B Common Stock:  324,484 shares
         PERSON
          WITH

                          6         SHARED VOTING POWER


                                    0

                          7         SOLE DISPOSITIVE POWER


                                    Class A Common Stock: 3,244,818 shares


                                    Class B Common Stock: 324,484 shares

                          8         SHARED DISPOSITIVE POWER


                                    0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            Class A Common Stock:  3,244,818 shares


            Class B Common Stock:  324,484 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               |_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            Class A Common Stock:  8.3%
            Class B Common Stock:  9.2%

12          TYPE OF REPORTING PERSON (See Instructions)


            CO

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 7 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)


Item 1(a). Name of Issuer:

         Edison Schools Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

         521 Fifth Avenue, 15th Floor
         New York, New York 10175

Item 2(a). Name of Person Filing:

         J.W. Childs Investments, L.L.C.
         J.W. Childs Equity Partners, L.P.
         J.W. Childs Advisors, L.P.
         J.W. Childs Associates, L.P.
         J.W. Childs Associates, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

         One Federal Street
         Twenty-First Floor
         Boston, Massachusetts 02110

Item 2(c). Citizenship:

         Delaware

Item 2(d). Title of Class of Securities:

         Class A Common Stock, par value $.01 per share Class B Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

         281033100 (Class A Common Stock)
         None issued. (Class B Common Stock)

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a: Not applicable.

         (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 8 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)

         (e) |_| An investment adviser in accordance with 13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box. |_|

Item 4. Ownership.

         (a) Amount beneficially owned:

                  J.W. Childs Investments, L.L.C. ("LLC") currently holds 2,920,334 shares of Class A Common Stock and 324,484 shares of Class B Common Stock (which are convertible into an equal number of shares of Class A Common Stock at any time by the holder). J.W. Childs Associates, Inc. ("Associates Inc.") is the sole manager of LLC and controls the business and operations of LLC, including the right to vote and dispose of the shares which are the subject of this report. Therefore, Advisors Inc., in its capacity as sole manager of LLC, may also be deemed to be the beneficial owner of the shares held by LLC. J.W. Childs Equity Partners, L.P. ("Childs") currently holds a 92.989% membership interest in LLC and because, as a holder of a majority of the membership interests of LLC, Childs has the right to replace Advisors Inc. as manager of LLC at any time and thereby control the voting and disposition of the shares which are the subject of this report, it may also be deemed to be the beneficial owner of the shares held by LLC. J.W. Childs Advisors, L.P. ("JWC Advisors") is the sole general partner of Childs. J.W. Childs Associates, L.P. ("Associates L.P.") is the sole general partner of JWC Advisors. Associates, Inc. is the sole general partner of Associates L.P. Therefore, JWC Advisors, Associates L.P. and Associates Inc. have the power to direct the voting and disposition of any shares owned or deemed to be beneficially owned by Childs. As a result, JWC Advisors, Associates L.P. and Associates Inc. may be deemed to beneficially own any shares of Common Stock owned or deemed to be beneficially owned by Childs. Except as otherwise described above, LLC, by Advisors Inc. in its capacity as the sole manager of LLC, currently has the sole right to vote and direct the disposition of the shares which are the subject of this report. John W. Childs may be deemed to beneficially own the shares of Class A and Class B Common Stock reported

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                    Page 9 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)

                  hereunder, due to his relationship with Associates Inc. Mr. Childs disclaims beneficial ownership of such shares.

         (b)      Percent of class:

                  Class A Common Stock:  8.3%
                  Class B Common Stock:  9.2%
                  (based on most recent Quarterly Report on Form 10-Q filed by Edison Schools Inc.)

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or direct the vote:

                  Class A Common Stock:  3,244,818 shares
                  Class B Common Stock:  324,484 shares

         (ii)     Shared power to vote or direct the vote:

                                     0

         (iii)    Sole power to dispose or to direct the disposition of:

                  Class A Common Stock:  3,244,818 shares
                  Class B Common Stock:  324,484 shares

         (iv)     Shared power to dispose or to direct the disposition of:

                                    0

Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this report.

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                   Page 10 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8. Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                   Page 11 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 2000

                          J.W. CHILDS INVESTMENTS, L.L.C.
                          By:  J.W. CHILDS ASSOCIATES, INC., its manager


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

                          J.W. CHILDS EQUITY PARTNERS, L.P.
                          By:  J.W. CHILDS ADVISORS, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President


                          J.W. CHILDS ADVISORS, L.P.
                          By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President


                          J.W. CHILDS ASSOCIATES, L.P.
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                   Page 12 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)


                          J.W. CHILDS ASSOCIATES, INC.


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                   Page 13 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)



                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Edison Schools Inc. ("Edison") or any subsequent acquisitions or dispositions of equity securities of Edison by any of the undersigned.

Dated: February 1, 2000
                          J.W. CHILDS INVESTMENTS, L.L.C.
                          By:  J.W. CHILDS ASSOCIATES, INC., its manager


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

                          J.W. CHILDS EQUITY PARTNERS, L.P.
                          By:  J.W. CHILDS ADVISORS, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

                          J.W. CHILDS ADVISORS, L.P.,
                          By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

                          J.W. CHILDS ASSOCIATES, L.P.,
                          By:  J.W. CHILDS ASSOCIATES, INC., its general partner


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President

CUSIP NO. 281033100 (CLASS A COMMON STOCK)                   Page 14 of 14 Pages
CUSIP NO. [None issued.] (CLASS B COMMON STOCK)

                          J.W. CHILDS ASSOCIATES, INC.


                          By:
                                   Name:  Adam L. Suttin
                                   Title:  Vice President